SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES EU CONFIRMATION THAT NATIONAL GOVERNMENTS MUST COMPENSATE AIRLINES FOR EU AIRSPACE CLOSURE

Ryanair, Europe's largest airline, welcomed today's (27 April 10) confirmation by EU Transport Commissioner Siim Kallas that National Governments would have to compensate airlines for the losses suffered following the unnecessary and inappropriate closure of European airspace by those EU Governments over the past week.

Ryanair confirmed that it has written to the Irish Dept. of Transport expressing its opposition to any State Aid for airlines, but proposing four simple and effective relief measures, which are within the power of the Dept of Transport and the Irish Government to initiate as follows:

1.   Ryanair has called for the 40% price increases currently planned by the Govt owned DAA airports from 1 May to be deferred for a minimum period of 12 months.
2.   Ryanair has called for the Irish Govt's €10 tourist tax to be scrapped from 1 May.
3.   Ryanair has called for the Dept of Transport to direct the Aviation Regulator to reject any follow on claims for price increases by regulated monopolies (DAA and  IAA) seeking further price increases to compensate them for the loss of revenue during last weeks closure of Irish airspace.
4.   Ryanair has called on the Irish Govt to lead the reform of the EU261 legislation to limit passenger rights to the amount of the air fare paid (as is the case for European train, ferry and coach operators) and also to limit the liability of airlines in cases where the problem is not within the control of the airlines (such as last week's Government closure of EU airspace).

Ryanair and the other Irish airlines (who have written in similar terms to the Dept of Transport) are waiting for a positive response from the Minister and the Dept.  Ryanair today confirmed that it would in time be seeking a full recovery from the Irish Government of all refunds to passengers, both of air fares and any reasonable receipted expenses, during the recent unnecessary 7 day closure of EU airspace by EU Governments.

Ryanair's Stephen McNamara said today:

"We welcome Commissioner Kallas' confirmation that EU Governments must compensate their airlines for the losses suffered last week through the unnecessary closure of EU airspace, which was not the fault of airlines.  The Irish Government could go a long way towards meeting these costs by implementing the four simple relief measures already proposed by the main  Irish airlines.  The Irish airlines, operating as we do from an island country, were more severely impacted by last week's events, since passengers could not transfer to alternative ground transportation in order to complete their journeys.  These EU261 regulations weren't designed for catastrophic, prolonged closures of European airspace.  When even travel insurers are not obliged to pay out (because the cause of this was an Act of God), it is clearly unfair that Europe's airlines are expected to be the insurer of last resort, when the responsibility for passenger costs and expenses should lie with the EU's Governments, who were the parties that closed European airspace, not the airlines".

Ends.                                        Tuesday, 27th April 2010

For further information
please contact:                       Stephen McNamara              Pauline McAlester
                                                    Ryanair Ltd                             Murray Consultants
                                                    Tel: +353-1-8121212             Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  27 April, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary